ANNUAL MEETING OF SHAREHOLDERS
On February 11, 2013, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1  Election of Trustees:

Shares voted 'For' 	Peter G. Gordon 		38,236,279
Shares voted 'Withhold'					   510,555
Shares voted 'For' 	Timothy J. Penny 		38,165,799
Shares voted 'Withhold'					   581,035
Shares voted 'For' 	Michael S. Scofield 		38,243,581
Shares voted 'Withhold'					   503,253